SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number: 1-11793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

The Dial Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE DIAL CORPORATION 15501 NORTH DIAL BOULEVARD SCOTTSDALE, ARIZONA 85260-1619

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE DIAL CORPORATION 401(k) PLAN

By

Conrad A. Conrad Executive Vice President and Chief Financial Officer of The Dial Corporation

DATE: May 22, 2002

THE DIAL CORPORATION 401(k) PLAN

Financial Statements for the Years Ended December 31, 2001
and 2000, Supplemental Schedules as of and for the Year Ended
December 31, 2001, and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
NET ASSETS AVAILABLE FOR BENEFITS
CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
Assets Held for Investment Purposes At End of Year
Reportable Transactions
EXHIBIT 23

THE DIAL CORPORATION
401(k) PLAN

Page
INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEARS THEN ENDED:

Net Assets Available for Benefits	2

Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2001 AND FOR THE YEAR THEN ENDED:

Assets Held for Investment Purposes at End of Year	9

Reportable Transactions	10

EXHIBIT 23 - INDEPENDENT AUDITORS’ CONSENT	11

INDEPENDENT AUDITORS’ REPORT

To The Plan Administrator and Participants of
The Dial Corporation 401(k) Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation 401(k) Plan (the “Plan”), as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended December 31, 2001 on pages 9 and 10 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

\s\ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 22, 2002

THE DIAL CORPORATION
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000

INVESTMENTS AT FAIR VALUE:

Mutual Funds		$374,852

Guaranteed Investment Contract Funds		73,144

Common Stock		63,259

NET ASSETS AVAILABLE FOR BENEFITS	$—	$511,255

See notes to financial statements.

THE DIAL CORPORATION
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000

INVESTMENT INCOME/(LOSS):

Dividends	$11,404	$22,424

Interest	5,075	3,433

Net appreciation/(depreciation) in fair value of investments	41	(58,411)

Total investment income/(loss)	16,520	(32,554)

Benefits paid to participants	(29,995)	(126,566)

Plan transfers	(497,780)

NET (DECREASE)	(511,255)	(159,120)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	511,255	670,375

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$—	$511,255

See notes to financial statements.

THE DIAL CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1.	DESCRIPTION OF THE PLAN

The following brief description of The Dial Corporation 401(k) Plan (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan, commonly known as the Taxsaver Investment Plan (“TIP”), was established January 5, 1987. Employees of certain former facilities of The Dial Corporation (the “Company”) who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a 12 consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations.

The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 31, 2001, with the approval of the Board of Directors of the Dial Corporation and the trustees of the TIP Plan, the account balances in the TIP Plan were merged into The Dial Corporation 401(k) Plan for Hourly Employees (“PRIME”). All liabilities and obligations incurred under the TIP Plan prior to December 31, 2001 in respect of employees who became active participants in the PRIME Plan in connection with a Participation Transfer, shall be assumed by the PRIME Plan effective December 31, 2001. Immediately after the merger, each participant in the PRIME Plan will have an account balance equal to the sum of the account balances the participant had in the TIP Plan (together with the account balances in the PRIME Plan, if applicable) immediately prior to the Plan merger. Combined participant account balances totalling $497,780 were transferred from the TIP plan into the PRIME Plan on December 31, 2001, leaving no residual balance in the TIP plan as of this date. It is the intention of the Board of Directors of the Company that any rights and features of the TIP plan prior to the Plan Merger required to be preserved by applicable law be so preserved, and the PRIME Plan shall be construed and administered to effectuate this intent.

a.	Investment Programs - Contributions to this Plan ceased in 1997, but were invested by the Plan’s trustee, T. Rowe Price (“TRP”), at the designation of the participants. The Plan has offered participants a choice of various programs in which to invest pre-tax, after-tax and rollover deposits.

1)	T. Rowe Price Blue Chip Growth Fund - This fund invests in stocks of large and medium-sized blue chip growth companies that are well established and have the potential for above-average growth. The fair value of the fund is dependent upon the market value of the stocks.

2)	T. Rowe Price Equity Index Trust Fund - This fund invests in common stocks. The fair value of the fund is dependent upon the market value of the stocks.

3)	T. Rowe Price Stable Value Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts (“GIC”) issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund’s underlying GICs ranged from approximately 4.85% to 7.83% for 2001 and 5.88% to 7.83% for 2000, resulting in a blended rate of return for the fund of 5.97% and 6.14%, for 2001 and 2000, respectively.

4)	T. Rowe Price Personal Strategy Income Fund — This fund seeks to provide income and, secondarily, long-term capital appreciation by investing approximately 40% in stocks, 40% in bonds and 20% in money market securities. The fair value of the fund is dependent upon the market value of the investments

5)	T. Rowe Price Personal Strategy Balanced Fund - This fund seeks long-term capital appreciation and income by investing approximately 60% in stocks, 30% in bonds and 10% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

6)	T. Rowe Price International Stock Fund — This fund seeks long-term capital appreciation by investing in stocks of established non-U.S. companies. The fair value of the fund is dependent upon the market value of the investments.

7)	T. Rowe Price Mid-Cap Growth Fund — This fund seeks long-term term capital appreciation by investing in stocks of medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

8)	T. Rowe Price Small-Cap Stock Fund — This fund seeks long-term term capital appreciation by investing in stocks of small to medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

9)	T. Rowe Price Spectrum Growth Fund — This fund seeks long-term capital appreciation and income by investing in a diversified portfolio of T. Rowe Price mutual funds, which consist primarily of investments in the common stock of other companies. The fair value of the fund is dependent upon the market value of the investments.

10)	The Dial Corporation (“Dial”) Common Stock Fund - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

b.	Contributions – Due to the sale of the London, Ohio facility to a third party in 1997, no additional contributions have been allowed to the Plan.

c.	Payment of Benefits - Benefits are paid to participants upon disablement, retirement or death.

d.	Hardship Withdrawals - No hardship withdrawals are permitted.

e.	Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

f.	Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

g.	Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company’s Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended December 31, 2001 and 2000, Plan expenses were paid directly by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

a.	Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

b.	Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Payment of Benefits - Benefits are recorded when paid.

d.	Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.

3.	INVESTMENTS

The following table presents the net assets of the Plan by fund as of December 31, 2001 and 2000.

	December 31

	2001	2000

Mutual Funds:

TRP Personal Strategy Income Fund		$294,884

TRP Personal Strategy Balanced Fund		23,111

TRP International Stock Fund		9,398

TRP Small-Cap Stock Fund		13,350

TRP Mid-Cap Growth Fund		22,430

TRP Spectrum Growth Fund		1,964

TRP Blue Chip Growth Fund		7,896

TRP Equity Index Trust Fund		1,819

Guaranteed Investment Contract Funds:

TRP Stable Value Fund		73,144

Common Stock:

The Dial Corporation Common Stock		63,155

FINOVA Group Inc. Common Stock		104

	$—	$511,255

4.	RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on April 8, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE DIAL CORPORATION
401(k) PLAN

SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2001

Form 5500, Schedule H, Part IV
Schedule of Assets Held for Investment Purposes At End of Year

Column B	Column C	Column E

Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,	Current
Similar Party	Par or Maturity Value	Value

Note: There were no assets held for investment purposes at end of year.

THE DIAL CORPORATION
401(k) PLAN

SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2001
Form 5500, Schedule H, Part IV
Schedule of Reportable Transactions

Column A	Column B	Column C	Column D	Column G	Column H	Column I
					Current
Identity					Value of	Net
Of	Description				Asset on	Gain
Party	of	Purchase	Selling	Cost of	Transaction	or
Involved	Asset	Price	Price	Asset	Date	(Loss)

Single Transactions

The Dial Corporation	Common Stock		$63,849	$63,849	$63,849

TRP Stable Value Fund	GIC Fund	$36,808		36,808	36,808

TRP Stable Value Fund	GIC Fund		124,939	124,939	124,939

TRP Personal Strategy Income Fund	Mutual Fund		36,808	41,365	36,808	($4,557)

TRP Personal Strategy Income Fund	Mutual Fund		232,485	244,669		(12,184)

Series of Transactions

The Dial Corporation	Common Stock		78,251	74,999	78,251	3,252

TRP Personal Strategy Income Fund	Mutual Fund		312,009	312,009	312,009

TRP Stable Value Fund	GIC Fund	51,795		51,795	51,795

TRP Stable Value Fund	GIC Fund		124,939	124,939	124,939

NOTE:	Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan’s assets at the beginning of the year.

EXHIBIT 23

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-10153 of The Dial Corporation on Form S-8 of our report dated May 22, 2002, appearing in this Annual Report on Form 11-K of The Dial Corporation 401(k) Plan for the year ended December 31, 2001.

\s\ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 29, 2002